December 13, 2005

By Facsimile and U.S. Mail

Adam Finerman, Esq.
Thomas P. Hallinan, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re:	Novoste Corporation
      Preliminary Proxy Statement on Schedule 14A
      Filed November 28, 2005 by Steel Partners II, L.P., Steel
     	Partners, L.L.C., and Warren G. Lichtenstein

Dear Messrs. Finerman and Hallinan:

	We have the following comments on the above-referenced filing:

Cover Page, page 1

1. As the company filed its preliminary proxy statement first in time, the company is entitled to use the white proxy card. Please revise your materials accordingly.

2. Please tell us why you are directing security holders to send any notice of revocation or later dated proxy to yourself or the company, rather than submitting a copy of any submission sent to the company to you, as discussed elsewhere in the document.

Proposal to Adopt Plan of Dissolution and Dissolve and Liquidate
The Corporation, page 4

3. Revise to provide the basis for your several statements throughout the document about Novoste`s superior alternatives and its "flawed" plan. For example, revise page 4 to provide the basis for your statement that you "believe that there is significant potential value to shareholders in Novoste remaining a public company" and that "shareholder value will be maximized through maintaining Novoste as a public company."

4. Revise to clarify the meaning of the discussion that the liquidation proposal "wastes the company`s net operating loss carryforwards," avoiding the term "waste" here and throughout the document. Revise to explain the circumstances that must exist for the company to be able to use its NOL`s and also engage in a transaction.

5. Revise page 6 to provide additional basis for your belief that there exist "potentially more favorable strategic opportunities for Novoste than the proposed liquidation" and why it is "premature for the Board to conclude that there are not viable alternatives as a result of a failed search process." We note that you voted against the failed ONI transaction. With a view toward disclosure, tell us why you believe that ONI "was a poorly chosen merger candidate," yet it appears that you would be in favor of a similar transaction with another entity to be determined. We note that Novoste was seeking to sell its core business in relation to the ONI transaction, because the combined entity would have operated in ONI`s lineof business after the merger.

Abstentions, page 10

6. On page 10 you state that "Steel Partners believes that abstentions will have the effect of a vote against the Liquidation Proposal and the Asset Sale Proposal . . . "(emphasis added).
Please describe for us any uncertainty regarding how abstentions will be counted. Provide similar information with respect to broker non-votes discussed later on this page.

Other Matters and Additional Information, page 12

7. Please revise the second paragraph of this section to disclose the information required by Rule 14a-5(e) rather than referring security holders to the company`s proxy.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes.

Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions